Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Resilience-Building Leader Program, Inc.
3900 W. Alameda Avenue, Suite 1200
Burbank, CA 91505
https://resiliencebuildingleader.com/

Up to $1,069,999.84 in Non-Voting Common Stock at $2.08
Minimum Target Amount: $9,998.56

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Resilience-Building Leader Program, Inc.
Address: 3900 W. Alameda Avenue, Suite 1200, Burbank, CA 91505
State of Incorporation: DE
Date Incorporated: August 14, 2019

Terms:

Equity

Offering Minimum: $9,998.56 | 4,807 shares of Non-Voting Common Stock
Offering Maximum: $1,069,999.84 | 514,423 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $2.08
Minimum Investment Amount (per investor): $260.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Certification Holder Perk

As an RBLP, RBLP-C, or RBLP-T certification holder, you are eligible for an additional **10% bonus shares**.

Early Bird Perk

Invest within the first two weeks and receive **10% bonus shares**.

RBLP Community Perk

Invest **$500+** and get access to our upcoming quarterly investor update webinars with live CEO Q&A. Investors at this level will also get a mug from our RBLP swag store.

RBLP Bronze Level Perk

Invest **$1,500+** and get **3% bonus shares** + access to our upcoming quarterly investor update webinars with live CEO Q&A. Investors at this level will also get a cap from our RBLP swag store.

RBLP Silver Level Perk

Invest **$3,500+** and get **6% bonus shares** + access to our upcoming quarterly investor update webinars with live CEO Q&A. Investors at this level will also get a fleece from our RBLP swag store.

RBLP Gold Level Perk

Invest **$10,000+** and get **9% bonus shares** + get access to our upcoming quarterly investor update webinars with live CEO Q&A. Investors at this level will also get a mug, cap, and fleece from our RBLP swag store.

RBLP Platinum Level Perk

Invest **$20,000+** and get **15% bonus shares** + get access to our upcoming quarterly investor update webinars with live CEO Q&A. Investors at this level will also get a mug, cap, and fleece from our RBLP swag store.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

RBLP will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $2.08 / share, you will receive 110 shares Non-Voting Common Stock, meaning you'll own 110 shares for $208. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Certificate Holder Perk in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Our Business.

The Resilience-Building Leader Program is the certification body for the Resilience-Building Leadership Professional™ (RBLP™) series of leadership certifications.

Resilience is a human resource strength in organizations that can and should be developed. Collective resilience is the team's ability to overcome adversity, and then adapt and grow together because of that adversity.

Resilient teams are the key to both individual and organizational resilience. Resilient teams are stronger together and they make organizational learning and change possible.

Our mission is to certify leaders. Our three-tiered certification program provides organizations of any size, in any industry, with a holistic and scalable solution for certifying that front-line supervisors, middle managers, and senior leaders demonstrate competency in the leader tasks applicable to Building Resilient Teams™ for organizational learning and change.

We offer three leadership certifications to the public.

Resilience-Building Leadership Professional™ (RBLP™) certification is for Front-Line Supervisors.

Resilience-Building Leadership Professional™ Coach (RBLP™-C) certification is for Middle Managers.

Resilience-Building Leadership Professional™ Trainer (RBLP™-T) certification is for Senior Leaders.

Our Business Model.

Our certification exams are typically funded by organizations on behalf of their employees. Organizations in the U.S. spend about $177B(*) annually on workforce training and education.

*https://www.instride.com/insights/learning-and-development-challenges/

Employers provide education benefits because it helps them hire and retain good talent. Taking advantage of education benefits allows employees to enhance their skills and increase their value to the organization at the same time.

Exam prep training for our certification exams is provided by our network of independent Authorized Training Partner (ATP) colleges, universities, leadership coaches, training companies, and career schools that have met and maintain a specific set of criteria (*).

*https://www.credly.com/org/resilience-building-leader-program/badge/authorized-training-partner

Our ATP program is designed to help customers find high-quality training in preparation to sit for our RBLP, RBLP-C, and RBLP-T certification exams. Training may be provided online or in-person.

Our ATPs use experiential learning techniques and coaching skills to facilitate reflection and critical thinking about each applicable leader task. Instructor-led exam prep training provided by our ATPs effectively mimics the oral exam process. ATP qualifications are verified annually by the Resilience-Building Leader Program.

Typically, certifications are earned by passing a computerized written exam. We developed and validated an oral certification exam because leadership knowledge can be tested more effectively by oral exam than by written exam. Our certification exam pass rate is currently 93%(*).

*https://resiliencebuildingleader.com/leadership-certifications/exam-policies/

We administer our certification exams via video conference in both English or Spanish. During an oral certification exam, applicants are required to show competence of factual (what), conceptual (why), and procedural (how) knowledge for each leader task in the competency domains applicable to their level of certification.

All our exam administrators hold doctoral degrees and have 20+ years of leadership experience. Similar to adjunct professors at colleges and universities, our exam administrators are part-time, on-call employees.

"RBLP", "Resilience-Building Leadership Professional", "Building Resilient Teams", "Learn More. Lead Better.", and the RBLP shield logo are trademarks of the Resilience-Building Leader Program.

Our Corporate Structure.

Resilience-Building Leader Program was initially organized as Resilience-Building Leader Program LLC, a California limited liability company on August 14, 2019, and converted to a Delaware C-Corporation on June 6, 2022.

Competitors and Industry

The Industry:

Resilience-Building Leader Program is a certification body and part of the $177B(1) workforce training and education industry.

1. https://www.instride.com/insights/learning-and-development-challenges/

There is a public demand for certifications in the workforce training and education marketplace (2). Certifications are earned by individuals that have passed an exam that assesses the knowledge, skills, and abilities required to perform a specific occupation or job. Certifications are time-limited and renewed through a recertification process. Earning a professional certification can promote economic mobility(3).

2. https://upcea.edu/credential-train-is-leaving-the-station-get-on-board/

3. https://share.ansi.org/wc/Shared%20Documents/Workcred-Reports/Understanding-Certifications-Study/Certifications-as-Tools-for-Promoting-Economic-Mobility.pdf

Certification programs are going to play a much larger role in the future of higher education (4). Education benefits management companies like Guild Education, InStride, Edcor, Bright Horizons, and 2U, are helping to connect companies with

workforce training and education opportunities at colleges and universities.

4. https://upcea.edu/the-end-of-the-traditional-students-as-we-know-them/

In support of the growing need for workforce training and education, many colleges and universities have developed professional and continuing education courses that prepare students for certification exams administered by certification bodies.

In addition to offering certification exam prep training as a professional and continuing education opportunity, some colleges and universities are also starting to embed opportunities to earn certifications into their degree programs (5).

5. https://workcred.org/Documents/Embedding-Certifications-Into-Bachelors-Degrees-Certification-Degree-Pathways-Project-Framework-Report-November-2020.pdf

Competitors:

The Project Management Professional (PMP)® certification is often ranked as a top certification for managers looking to advance their careers. The Project Management Institute (PMI) issued more than 80,000 PMP certifications in 2020.

https://www.kellyservices.us/us/business_services/business-resource-center/managing-employees/top-five-certifications-to-advance-your-management-career/

https://ca.indeed.com/career-advice/career-development/certifications-for-managers

https://www.pmi.org/pmi-annual-report-2020

Because employer-provided education benefits renew annually, many employees will earn more than one certification over their career. As far as we know, we are the only certification program that assesses the leadership skills and knowledge required to build resilient teams for organizational learning and change. We position our unique leadership certifications as being complementary to a management certification such as PMP.

Current Stage and Roadmap

Current Stage.

Our leadership certifications are on the market and generating sales. Since Jan 2020, we have sales revenue of over $3M through the first quarter of 2022 on nearly 1800 certification exams. We have established Authorized Training Partner (ATP) relationships with about forty (40) leadership coaches, training companies, and career schools. We have recently established ATP relationships with three (3) colleges and universities with another dozen in progress and working toward Memorandum of Agreements (MOUs).

Road Map.

We intend to use funds from our capital raise to increase our capacity to partner with colleges, universities, leadership coaches, training companies, and career schools. We also intend to use funds to increase our marketing and public relations capacities. We are confident in our ability to hire and retain top talent. We have established a diverse, inclusive, fair, and fun remote work environment with competitive pay and benefits. We offer a 401K retirement plan with generous matching contributions and health insurance to our current nine full-time employees.

During the next 12-18 months, we intend to obtain accreditation through the American National Standards Institute (ANSI). Currently, we are aligning our internal processes in order to submit an application for accreditation within the next 12 months. We chose ANSI as our accreditation body because of its reputation and worldwide recognition. The organization was first established in 1918 and oversees conformity and assessment standards in the US. Further, its standards align with the International Organization for Standardization (ISO).

We are seeking accreditation using a process-based framework, through ISO/IEC 17024: 2012, Conformity assessment—General requirements for bodies operating certification of persons. This framework is similar to those used by institutions of higher education. Only 10% of certification bodies are accredited.* By meeting the ISO/IEC 17024: 2012 standard, we will be able to provide additional assurance that the participants within our program have a level of competence that meets established industry standards, which are inclusive of a list of validated leadership knowledge and skills across the five Resilience-Building Leader Program competencies domains.

*https://share.ansi.org/wc/Shared%20Documents/Workcred-Reports/Understanding-Certifications-Study/Accreditation-Standards-The-Primary-Source-of-Quality-Assurance-for-Certifications.pdf

The Team

Officers and Directors

Name: Dr. Gene Coughlin

Dr. Gene Coughlin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President and Chief Executive Officer
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Subject to the supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, the President shall be the general manager of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and officers of the Corporation. In the absence of the Chairman of the Board, the President shall preside at all meetings of the stockholders and the Board of Directors. The President shall be an ex-officio member of all the standing

committees, including the executive committee, if any, shall have the general powers and duties of management usually vested in the office of president of a corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or these Bylaws. His salary is $182,000 annually and he holds 2,803,125 shares of Voting Common Stock and 646,875 shares of Non-Voting Common Stock.

- **Position:** Secretary
  Dates of Service: January 01, 2018 - Present
  Responsibilities: The Secretary shall keep or cause to be recorded, and shall keep or cause to be kept, at the principal executive office and such other place as the Board of Directors may order, a book of minutes of actions taken at all meetings of directors and stockholders, with the time and place of holding, whether regular or special, and, if special, how authorized, the notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at stockholders' meetings, and the proceedings thereof. The Secretary shall keep, or cause to be kept, at the principal executive office or at the office of the Corporation's transfer agent, a share register, or a duplicate share register, showing the names of the stockholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation. The Secretary shall give, or cause to be given, notice of all the meetings of the stockholders and of the Board of Directors required by these Bylaws or by law to be given, and shall keep the seal of the Corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these Bylaws. If the Secretary refuses or fails to give notice of any meeting lawfully called, any other officer of the Corporation may give notice of such meeting.

- **Position:** Chief Financial Officer
  Dates of Service: January 01, 2018 - Present
  Responsibilities: The Chief Financial Officer of the Corporation shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the Corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus, and shares. Any surplus, including earned surplus, paid-in surplus, and surplus arising from a reduction of stated capital, shall be classified according to source and shown in a separate account. The books of account shall at all reasonable times be open to inspection by any director. The Chief Financial Officer shall deposit all moneys and other valuables in the name and to the credit of the Corporation with such depositories as may be designated by the Board of Directors. The Chief Financial Officer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, shall render to the President and directors, whenever they request it, an account of all of the transactions as Chief Financial Officer and of the financial condition of the Corporation, and shall have such other powers and duties as may be prescribed by the Board of

Directors, these Bylaws, or the President.

Other business experience in the past three years:

- **Employer:** CACI
  Title: Adult Education Subject Matter Expert
  Dates of Service: November 01, 2017 - December 01, 2020
  Responsibilities: Provided training to a military instructor staff on adult education teaching and learning principles and techniques.

Name: Mark Saye

Mark Saye's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: May 04, 2021 - Present
  Responsibilities: As the Chief Operating Officer, he oversees day-to-day operations, customer support, and strategic planning for future operations. His salary is $122,200 annually and he holds 345,000 shares of Non-Voting Common Stock.

Other business experience in the past three years:

- **Employer:** Resilience-Building Leader Program
  Title: Vice President and Dean of Academics and Faculty
  Dates of Service: October 19, 2020 - April 04, 2021
  Responsibilities: Led the adjunct instructor cadre and curriculum development efforts for the company.

Other business experience in the past three years:

- **Employer:** Resilience-Building Leader Program
  Title: Exam Administrator
  Dates of Service: September 17, 2019 - October 18, 2020
  Responsibilities: Administered RBLP, RBLP-C, and RBLP-T certification exams.

Other business experience in the past three years:

- **Employer:** Wakelight Technologies
  Title: Senior Exercise Planner
  Dates of Service: July 01, 2019 - October 01, 2020
  Responsibilities: Planned military training exercises for a Marine Expeditionary

Force.

Name: Dr. Gabriella Miramontes

Dr. Gabriella Miramontes's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Learning Officer
  Dates of Service: August 23, 2021 - Present
  Responsibilities: As the Chief Learning Officer, she is responsible for the company's exam administration, program accreditation, and professional development functions. Her salary is $109,200 annually and she holds 43,125 shares of Non-Voting Common Stock.

Other business experience in the past three years:

- **Employer:** Resilience-Building Leader Program
  Title: Vice President of Assessments and Accreditation
  Dates of Service: December 27, 2020 - August 22, 2021
  Responsibilities: Oversaw the exam administration and program accreditation functions for the company.

Other business experience in the past three years:

- **Employer:** Resilience-Building Leader Program
  Title: Exam Administrator
  Dates of Service: July 21, 2020 - December 26, 2020
  Responsibilities: Administered RBLP, RBLP-C, and RBLP-T certification exams.

Other business experience in the past three years:

- **Employer:** Pepperdine University Graduate School of Education and Psychology
  Title: Professor
  Dates of Service: August 01, 2020 - Present
  Responsibilities: Teaches classes in leadership, change management, ethics, qualitative research, DEIB, and serves as dissertation chair.

Name: Jason Politte

Jason Politte's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief of People and Program Development

Dates of Service: September 09, 2019 - Present
Responsibilities: As the Chief of People and Program Development, he implements strategies to create a worldwide community of practice committed to the idea of Building Resilient Teams. In coordination with our Authorized Training Partners, he assists organizations with implementation of our leadership certification program. His salary is $119,600 annually and he holds 345,000 shares of Non-Voting Common Stock.

Name: Mark Holman

Mark Holman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief of Partnerships
  Dates of Service: November 29, 2021 - Present
  Responsibilities: As the Chief of Partnerships, he is responsible for building relationships with colleges, universities, leadership coaches, training companies, and career schools. His salary $114,400 annually and he holds 172,500 shares of Non-Voting Common Stock.

Other business experience in the past three years:

- **Employer:** Resilience-Building Leader Program
  Title: Vice President of Partnerships
  Dates of Service: May 03, 2021 - November 28, 2021
  Responsibilities: Responsible for building Authorized Training Partner (ATP) relationships with leadership coaches, training companies, and career schools.

Other business experience in the past three years:

- **Employer:** Resilience-Building Leader Program
  Title: Vice President of PMO and Corporate Social Responsibility
  Dates of Service: October 05, 2020 - May 02, 2021
  Responsibilities: Oversaw new capability implementation and the company's Giving Back to nonprofits program.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the non-voting common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed, to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any non-voting common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, (5) to a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the education industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering non-voting common stock in the amount of up to $ $1,069,999.84 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the non-voting common stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders non-voting common stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations. Any projections or forward-looking statements will not have been reviewed by our independent accountants, nor will they have been prepared with a view toward compliance with the published guidelines of the Securities and Exchange Commission or the American Institute of Certified Public Accountants regarding projections or forecasts. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed nor should they be relied upon.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the

company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All our current services are variants on one type of service, providing exams for leadership certification. Our revenues are therefore dependent upon the market for leadership certifications.

Minority Holder; Securities with No Voting Rights
The non-voting common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is cash remaining after all the creditors of our company have been paid.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to several risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means, marketing/sales personnel, and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's

owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We may be unable to protect our proprietary rights and unauthorized use of our intellectual property may result in development of products or services that compete with ours. Claims that we infringe upon the intellectual property rights of others could result in costly litigation or royalty payments to third parties, or require us to redesign or cease sales of our products or services.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the trademark and copyrights unenforceable through some other mechanism. If competitors can bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise from sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals

for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. Consequently, we may not be able to grow our business as projected or may not be able to compete effectively. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including exam prep training, accounting, legal work, public relations, and advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Resilience-Building Leader Program or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on third-party technology providers to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Resilience-Building Leader Program could harm our reputation, incur additional liabilities, and materially negatively impact our financial condition and business if we do not protect client data or if our information systems are breached.

Competition could materially and adversely affect our performance.
The training and exam certification industry is highly fragmented and competitive, with low barriers to entry and no single competitor accounting for a significant market share. Our competitors include divisions of several large publicly traded and privately held companies, vocational and technical training schools, degree-granting colleges and universities, continuing education programs and thousands of small privately held training exam certification providers. In addition, many of our clients maintain internal training departments, which have the resources and ability to provide similar services in-house. Some of our competitors offer similar services and products at lower prices, and some competitors have significantly greater financial, managerial, technical, marketing and other resources. Moreover, we expect to face additional competition from new entrants into the training and exam certification market due, in part, to the evolving nature of the market and the relatively low barriers to entry.

We might require additional capital to support our growth, and this capital might not

be available on acceptable terms, if at all.

We anticipate needing access to credit to support our working capital requirements as we grow. Interest rates are rising, and it is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value because of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

We are an early-stage company and have not generated reliable profits.

Resilience-Building Leader Program is an early-stage company. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has generated increasing revenues since inception, but our past success does not guarantee profits in the future. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Demand for our products and services is susceptible to general global market and economic conditions.

Demand for training and certification exams is sensitive to economic fluctuations. Slower economic growth usually results in government and corporate cost cutting programs. The government and corporate cost cutting programs negatively impact budgets allocated for training and certification exams. If there is a recession, companies may reduce or eliminate the education benefits that they provide to employees. The impact of U.S. and worldwide economic trends, financial market conditions, geopolitical events, natural disasters, climate change, public health crises, the COVID-19 pandemic, political crises, or other catastrophic events could materially and adversely affect our business, liquidity, financial condition, and results of operations.

Our revenue and financial condition could be adversely affected by the loss of business from significant customers.

Customers who account for more than 10% of the Company's sales revenue are considered significant customers. During 2020 and 2021, we sold more than 50% of our certification exams to the military and veteran communities. The loss of any of

these significant customers will have a material adverse effect on the Company's business, operations, and financial condition.

There is a risk associated with a change to United States federal law regarding education benefits.

The United States federal government currently allows employers to provide $5,250 per year in non-taxable education benefits to employees. The law may change at any time to reduce or eliminate this non-taxable benefit employers may provide to employees. If the law does negatively change, our ability to sell certification exams to our current customer base, and therefore generate revenue, will be significantly impacted.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Eugene Coughlin	2,803,125	Voting Common Stock	100.0%
Eugene Coughlin	646,875	Non-Voting Common Stock	

The Company's Securities

The Company has authorized Voting Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 514,423 of Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 2,803,125 with a total of 2,803,125 outstanding.

Voting Rights

Except as required by the DGCL, the holders of the Voting Common Stock shall possess exclusively all voting power and each holder of the Voting Common Stock shall be entitled to one (1) vote in respect of each share of the Voting Common Stock held by such holder of record on the books of the Corporation for the election of directors and on all other matters submitted to a vote of stockholders of the Corporation.

Material Rights

TRANSFERS. Restrictions on Transfer. No Stockholders (including transferees of Stockholders) may Transfer any Capital Stock or any interest therein, whether or not for value, except (a) for a Permitted Transfer, or (b) by obtaining the prior written consent of the holders of a majority of the voting common stock of the Corporation (the "Majority Interest"). No Transfer shall be valid, effective, entitled to recognition for any purpose or entered on the books or other transfer records of the Corporation unless such Transfer is made in compliance with the provisions of this Agreement.

"Permitted Transfer" means any Transfer of Shares by a Stockholder (a) to a revocable inter vivos trust of which the Stockholder is a settlor, the Stockholder is a trustee and the only other trustee, if any, is the Stockholder's spouse or domestic partner, and the Stockholder is a primary beneficiary and the only other primary beneficiary, if any, is the Stockholder's spouse; (b) by bequest, devise, or otherwise in connection with the death of the Stockholder; (c) if the Stockholder is not a natural person, to any Person

that owns such Stockholder; and (d) on the Alternative Trading System operated by StartEngine Primary, LLC or its designee, successor or assign under the name "StartEngine Secondary" or any other subsequent name of such secondary market; provided, however, that no Transfer shall be a "Permitted Transfer" unless the Person receiving the Shares (i) executes and delivers to the Corporation an instrument satisfactory to the board of directors of the Corporation (the "Board") accepting and adopting all of the terms and conditions of this Agreement and (ii) submits to the Corporation all documents and information necessary or reasonably requested by the Corporation to demonstrate that such transaction meets the requirements of a Permitted Transfer.

Effect of Failure to Comply. Any proposed Transfer of Shares not made in compliance with the requirements of this Agreement shall be null and void, shall not be recorded on the books of the Corporation, shall not be recognized by the Corporation and the Corporation shall not be required to treat as owner of such Shares, or to accord the right to vote or pay dividends to any such Person to whom such Shares may have been Transferred.

DRAG-ALONG RIGHTS. In the event that (a) a third party which is not an Affiliate of any of the Stockholders, makes a bona fide offer to purchase at least a majority, by voting power, of the Capital Stock, and (b) such purchase is approved by the Majority Interest, then the selling Stockholders shall have the right (a “Drag-Along Right”), exercisable upon thirty (30) days’ prior written notice to the other Stockholders, to require the other Stockholders to sell or exchange their Shares (or the same proportion thereof as such selling Stockholders propose to sell) or otherwise participate in a transaction or series of related transactions (including a merger or consolidation or amalgamation of the Corporation with a corporation or another entity) on the same terms and conditions as the selling Stockholders and for the same type and percentage of noncash consideration and not exercise any approval rights or dissenters' rights, except as otherwise may be required pursuant to the terms and conditions for distributions to Stockholders under the Corporation's Certificate of Incorporation as may be amended and restated from time to time.

The total number of shares outstanding on a fully diluted basis, 4,571,187 shares, includes 2,803,125 shares of Voting Common Stock and 1,768,062 shares of Non-Voting Common Stock.

Non-Voting Common Stock

The amount of security authorized is 2,436,875 with a total of 1,768,062 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

TRANSFERS. Restrictions on Transfer. No Stockholders (including transferees of

Stockholders) may Transfer any Capital Stock or any interest therein, whether or not for value, except (a) for a Permitted Transfer, or (b) by obtaining the prior written consent of the holders of a majority of the voting common stock of the Corporation (the "Majority Interest"). No Transfer shall be valid, effective, entitled to recognition for any purpose or entered on the books or other transfer records of the Corporation unless such Transfer is made in compliance with the provisions of this Agreement.

"Permitted Transfer" means any Transfer of Shares by a Stockholder (a) to a revocable inter vivos trust of which the Stockholder is a settlor, the Stockholder is a trustee and the only other trustee, if any, is the Stockholder's spouse or domestic partner, and the Stockholder is a primary beneficiary and the only other primary beneficiary, if any, is the Stockholder's spouse; (b) by bequest, devise, or otherwise in connection with the death of the Stockholder; (c) if the Stockholder is not a natural person, to any Person that owns such Stockholder; and (d) on the Alternative Trading System operated by StartEngine Primary, LLC or its designee, successor or assign under the name "StartEngine Secondary" or any other subsequent name of such secondary market; provided, however, that no Transfer shall be a "Permitted Transfer" unless the Person receiving the Shares (i) executes and delivers to the Corporation an instrument satisfactory to the board of directors of the Corporation (the "Board") accepting and adopting all of the terms and conditions of this Agreement and (ii) submits to the Corporation all documents and information necessary or reasonably requested by the Corporation to demonstrate that such transaction meets the requirements of a Permitted Transfer.

Effect of Failure to Comply. Any proposed Transfer of Shares not made in compliance with the requirements of this Agreement shall be null and void, shall not be recorded on the books of the Corporation, shall not be recognized by the Corporation and the Corporation shall not be required to treat as owner of such Shares, or to accord the right to vote or pay dividends to any such Person to whom such Shares may have been Transferred.

DRAG-ALONG RIGHTS. In the event that (a) a third party which is not an Affiliate of any of the Stockholders, makes a bona fide offer to purchase at least a majority, by voting power, of the Capital Stock, and (b) such purchase is approved by the Majority Interest, then the selling Stockholders shall have the right (a “Drag-Along Right”), exercisable upon thirty (30) days’ prior written notice to the other Stockholders, to require the other Stockholders to sell or exchange their Shares (or the same proportion thereof as such selling Stockholders propose to sell) or otherwise participate in a transaction or series of related transactions (including a merger or consolidation or amalgamation of the Corporation with a corporation or another entity) on the same terms and conditions as the selling Stockholders and for the same type and percentage of noncash consideration and not exercise any approval rights or dissenters' rights, except as otherwise may be required pursuant to the terms and conditions for distributions to Stockholders under the Corporation's Certificate of Incorporation as may be amended and restated from time to time.

The total number of shares outstanding on a fully diluted basis, 4,571,187 shares,

includes 2,803,125 shares of Voting Common Stock and 1,768,062 shares of Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Resilience-Building Leader Program, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $829,395. Revenue for fiscal year 2021 was $1,732,140, a 108.8% (2.08x) increase compared to 2020. The increase in 2021 sales is attributed to word-of-mouth referrals from previous customers, improved social media marketing, and a 15% increase in exam prices over 2020. Our marketing campaigns during 2020 and the first half of 2021 focused heavily on military and veteran communities. The goal of focusing on these communities was to build our brand reputation with customers that are especially discerning on the topics of leadership and resilience. The more than 100% increase in 2021 sales over 2020 indicates that we were successful.

Expenses

The Company's expenses consist of, among other things, employee compensation and benefits for staff, employee compensation for exam administrators (cost of sales), advertising and marketing, merchant account fees for credit card processing, office supplies and software, and legal and professional services. Operating expense in 2020 was $693,911 (including $390,645 in staff compensation). Operating expense in 2021 was $1,913,844 (including $1,020,914 in staff compensation), a 175.8% increase compared to 2020. The increase in 2021 expenses is mostly attributed to 261% increase in staff compensation. This substantial increase resulted from staff members hired during 2020 working a full year in 2021, part-time staff members transitioning to full-time during 2021, the hiring of additional staff in 2021, and an increase in CEO compensation to $147,000 in 2021 compared to $3010 in 2020.

Historical results and cash flows:

The company is in the growth stage and generating revenue. The company generated 2020 net income of $138,963 on $829,395 in sales. The company generated a 2021 net loss $181,289 on $1,732,140 in sales. 2021 operating capital and burn rate of $15,107 (10.5%) per month was sustained by 2020 retained earnings, equity sales to employees of $200,600, and Founder/CEO capital contributions of $122,617. During the first quarter of 2022, the company generated a net loss of $5322 on $530,267 in sales. We believe that our historical revenue and cash flows are indicative of the future and sustainable indefinitely with or without raising capital.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The company currently has a revolving line of credit with American Express National Bank, for a total amount available of $135,700. This line of credit currently has an outstanding balance of $93,800.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds from this campaign are critical to the growth of the company. If we raise the maximum funding goal, we intend to hire additional staff to increase our partnering, public relations, and marketing capacities. We expect the additional employee compensation to increase our burn rate to about $40,000 per month.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary to the viability of the company. We believe that our historical revenue and cash flows are indicative of the future and sustainable indefinitely with or without raising capital. Of the total funds the company has, 70-80% will be from funds raised from this campaign if we raise the maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We believe that our historical revenue and cash flows are indicative of the future and sustainable indefinitely if we raise the minimum funding goal.

How long will you be able to operate the company if you raise your maximum funding

goal?

If we raise the maximum funding goal and hire additional personnel which results in a $40,000 monthly burn rate, we believe that we can operate the company for 18 months without increasing revenue. If we increase monthly revenue by $85,000 to $90,000 per month by the 18-month mark, we believe that we can sustain the expanded operations with the additional new personnel indefinitely.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company anticipates a future Series A capital raise 12-18 months after the closing of this campaign. The company is owed about $100,000 in loans issued to employees for the purpose of buying equity in the company that are due by November 2022 and are currently being collected via payroll deduction.

Indebtedness

- **Creditor:** SBA EDIL Loan
  Amount Owed: $16,300.00
  Interest Rate: 3.75%
  Maturity Date: April 14, 2050

- **Creditor:** American Express National Bank
  Amount Owed: $93,800.00
  Interest Rate: 10.35%
  Maturity Date: June 28, 2023

Related Party Transactions

- **Name of Entity:** Mark Saye
  Relationship to Company: Chief Operating Officer
  Nature / amount of interest in the transaction: Mark Saye purchased 100 class B units of Resilience-Building Leader Program LLC for $20,000 in Jan 2022.
  Material Terms: The purchase was financed by the company at no interest rate with a maturity date of November 2022.

- **Name of Entity:** Jason Politte
  Relationship to Company: Chief of People and Program Development
  Nature / amount of interest in the transaction: Jason Politte purchased 100 class B units of Resilience-Building Leader Program LLC in January 2022.
  Material Terms: The purchase was financed by the company at no interest rate

with a maturity date of November 2022.

- **Name of Entity:** Briana Griffith
  Relationship to Company: Operations Manager
  Nature / amount of interest in the transaction: Briana Griffith purchased 100 class B units of Resilience-Building Leader Program LLC for $20,000 in January 2022.
  Material Terms: The purchase was financed by the company at no interest rate with a maturity date of November 2022.

- **Name of Entity:** Dr. Gabriella Miramontes
  Relationship to Company: Chief Learning Officer
  Nature / amount of interest in the transaction: Dr. Gabriella purchased 100 class B units of Resilience-Building Leader Program LLC for $20,000 in January 2022.
  Material Terms: The purchase was financed by the company at no interest rate with a maturity date of November 2022.

- **Name of Entity:** Mark Holman
  Relationship to Company: Chief of Partnerships
  Nature / amount of interest in the transaction: Mark Holman purchased 100 class B units of Resilience-Building Leader Program LLC for $20,000 in January 2022.
  Material Terms: The purchase was financed by the company at no interest rate with a maturity date of November 2022.

- **Name of Entity:** Kassie Madrid
  Relationship to Company: Executive Assistant
  Nature / amount of interest in the transaction: Kassandra Madrid purchased 100 class B units of Resilience-Building Leader Program LLC for $10,000 in January 2022.
  Material Terms: The purchase was financed by the company at no interest rate with a maturity date of November 2022.

- **Name of Entity:** Candice Besson
  Relationship to Company: Digital Marketing Manager
  Nature / amount of interest in the transaction: Candice Besson purchased 50 class B units of Resilience-Building Leader Program LLC for $10,000 in January 2022.
  Material Terms: The purchase was financed by the company at no interest rate with a maturity date of November 2022.

Valuation

Pre-Money Valuation: $9,508,068.96

Valuation Details:

The company determined its pre-money valuation based on an analysis of revenue and growth.

1. Discussion of Revenue

2020 revenue was $829,395 with net income of $138,963. 2021 revenue was $1,732,140 with a net loss of $181,289, including Founder/CEO salary of $146,719.

2. Discussion of Growth

Revenue increased 2.08x from 2020 to 2021 while maintaining an efficient burn rate of just over 10%. Marketing expenses remained steady for 2020 and 2021 at just over 7% of revenue. First quarter revenue in 2022 is over $540,000.

Conclusion

Based on revenue and growth, we applied a multiplier of 5.5x to our 2021 revenue of $1,732,140 to obtain a pre-money valuation of approximately $9,526,770 (adjusted down to 9,508,068.96 to support a $2.08 share price).

The total number of shares outstanding on a fully diluted basis, 4,571,187 shares, includes 2,803,125 shares of Voting Common Stock and 1,768,062 shares of Non-Voting Common Stock.

The Company set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.56 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,069,999.84, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Company Employment*
  40.0%
  If we raise the maximum funding goal, we intend to use that capital to increase our capacity to partner with colleges, universities, leadership coaches, training companies, and career schools. We also plan to use these funds to increase our

marketing and public relations capacities. We are confident in our ability to hire and retain top talent. We have established a diverse, inclusive, fair, and fun remote work environment with competitive pay and benefits. We offer a 401K retirement plan with generous matching contributions and health insurance to our current nine (9) full-time employees.

- *Operations*
  20.0%
  If we raise the maximum funding goal, we intend to reserve that capital for operating expenses. Because of current inflation and the potential for a recession, we believe it is prudent to maintain cash reserves while we fund our growth.
- *Marketing*
  33.5%
  If we raise the maximum funding goal, we intend to that capital to increase our marketing and public relations efforts in support of partnering with colleges, universities, leadership coaches, training companies, and career schools.
- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://resiliencebuildingleader.com/ (https://resiliencebuildingleader.com/company/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/resilience-building-leader-program

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Resilience-Building Leader Program, Inc.

[See attached]

RESILIENCE-BUILDING LEADER PROGRAM LLC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Resilience-Building Leader Program LLC
Burbank, California

We have reviewed the accompanying financial statements of Resilience-Building Leader Program LLC (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

May 27, 2022
Los Angeles, California

RESILIENCE-BUILDING LEADER PROGRAM LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	232,897	$	118,765
Total current assets		**232,897**		**118,765**
Total assets	**$**	**232,897**	**$**	**118,765**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Credit Cards	$	300	$	19,366
Current Portion of Loans and Notes		960		-
Other Current Liabilities		5,217		-
Total current liabilities		**6,477**		**19,366**
Promissory Notes and Loans		15,260		30,167
Total liabilities		**21,737**		**49,533**
MEMBERS' EQUITY				
Members' Equity		211,160		69,232
Total Members' Equity		**211,160**		**69,232**
Total Liabilities and Members' Equity	**$**	**232,897**	**$**	**118,765**

See accompanying notes to financial statements.

RESILIENCE-BUILDING LEADER PROGRAM LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 1,732,140	$ 829,395
Cost of Revenue	-	-
Gross profit	1,732,140	829,395
Operating expenses		
General and Administrative	1,787,131	653,638
Sales and Marketing	126,713	40,273
Total operating expenses	1,913,844	693,911
Operating Income/(Loss)	(181,703)	135,484
Interest Expense	13,452	1,521
Other Loss/(Income)	(13,867)	(5,000)
Income/(Loss) before provision for income taxes	(181,289)	138,963
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (181,289)**	**$ 138,963**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2019	**$**	**(26,306)**
Members's draw		(43,425)
Net income/(loss)		138,963
Balance—December 31, 2020	**$**	**69,232**
Capital Contribution		505,004
Members's draw		(181,787)
Net income/(loss)		(181,289)
Balance—December 31, 2021	**$**	**211,160**

RESILIENCE-BUILDING LEADER PROGRAM LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(181,289)	$	138,963
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
PPP loan forgivness		(13,867)		
Changes in operating assets and liabilities:				
Credit Cards		(19,066)		(9,139)
Other Current Liabilities		5,217		-
Net cash provided/(used) by operating activities		**(209,005)**		**129,824**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		505,004		-
Capital Distribution		(181,787)		(43,425)
Borrowing on Promissory Notes and Loans				30,167
Repayment of Promissory Notes and Loans		(80)		
Net cash provided/(used) by financing activities		**323,137**		**(13,258)**
Change in cash		114,132		116,566
Cash—beginning of year		118,765		2,199
Cash—end of year	**$**	**232,897**	**$**	**118,765**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	13,452	$	1,521
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Resilience-Building Leader Program LLC was formed on August 14, 2019, in the state of California. The financial statements of Resilience-Building Leader Program LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Burbank, California.

The Resilience-Building Leader Program (RBLP) is the certification body for the Resilience-Building Leadership Professional™ (RBLP™) series of leadership certifications. Our mission is to certify front-line supervisors, middle managers, and senior leaders that have successfully demonstrated competency in the leader tasks applicable to Building Resilient Teams™ for organizational learning and change. Our three-tiered certification program provides organizations of any size, in any industry, with a holistic and scalable solution for certifying that front-line supervisors, middle managers, and senior leaders demonstrate competency in the leader tasks applicable to building resilient teams for organizational learning and change.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

Resilience-Building Leader Program LLC is an S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed tax returns from inception through 2018 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its three levels of certification exams intended for front-line supervisors, middle managers, and senior leaders.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $126,173 and $40,273, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 27, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

As of December 31,	2021	2020
Employee Benefits Liability	$ 5,217	$ -
Total Other Current Liabilities	**$ 5,217**	**$ -**

4. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2021

Member's name	Ownership percentage
Eugene Coughlin	84.2%
Jason Politte	7.4%
Mark Saye	7.4%
Briana Griffith	1.1%
TOTAL	**100.0%**

5. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA PPP Loan	$ 16,300	3.75%	4/14/2020	4/14/2050	$ 408	$ 408	$ 960	$ 15,260	$ 16,220	$ -	$ -	$ -	$ 16,300	$ 16,300
PPP loan	$ 13,867	1.00%	5/1/2020	Forgiven on 5/12/2021	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 13,867	$ 13,867
Total	$ 16,300				**$ 408**	**$ 408**	**$ 960**	**$ 15,260**	**$ 16,220**	**$ -**	**$ -**	**$ -**	**$ 30,167**	**$ 30,167**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2021	$ 960
2022	960
2023	960
2024	960
Thereafter	12,380
Total	**$ 16,220**

6. RELATED PARTY

In January and February of 2022, the Company loaned $120,000 to employees. The loans bear no interest rate and mature in November of 2022.

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

On October 25, 2021, the Company entered into a membership agreement with WeWork for renting of office space in WeWork Tower. Base rent is $2,070 and the lease ends on September 30, 2022. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2022	$	18,630
2023		-
2024		-
2025		-
Thereafter		-
Total future minimum operating lease payments	**$**	**18,630**

Rent expenses were in the amount of $22,524 and $7,820 as of December 31, 2021, and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through May 27, 2022, which is the date the financial statements were available to be issued.

In January and February of 2022, the Company loaned $120,000 to employees. The loans bear no interest rate and mature in November of 2022.

On January 1, 2022, the Company issued 300 class B units. On February 1, 2022, the Company issued 800 class B units.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Resilience-Building Leader Program (RBLP)

Learn More. Lead Better.


RBLP
Learn More. Lead Better.™
Leadership Certifications For Building Resilient Teams™

Website | Burbank, CA | EDUCATION | PROFESSIONAL SERVICES

Our three-tiered leadership certification program provides organizations of any size, in any industry, with a holistic and scalable solution for certifying that front-line supervisors, middle managers, and senior leaders demonstrate competency in the leader tasks applicable to Building Resilient Teams™.

$20,001 raised

1 Investor	**$9.51M** Valuation
$2.08 Price per Share	**$260.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Since January 2020, RBLP has achieved more than $3M+ in revenue. And, we are now partnering with colleges, universities, leadership coaches, training companies, and career schools to rapidly scale the delivery of our leadership certification program.
- An estimated $177B is spent annually on workforce education and training. As businesses seek to navigate the challenges of today's job market, billions are being invested into companies focused on professional development.*
- Certification programs are going to play a much larger role in the future of higher education. In addition to offering certification exam prep training as a professional and continuing education opportunity, colleges and universities are also finding value in embedding professional certifications into their degree programs.**

Stack Owner's Bonus & Rewards!

Members get an extra 10% shares in addition to rewards below!

Rewards

Get rewarded for investing more into Resilience-Building Leader Program (RBLP):

$260+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

*Market information provided by InStride and Crunchbase (source, source)
**Information provided by UPCEA and Workcred (source, source)

Building Resilient Teams™

According to a recent **LinkedIn Learning Report**, global L&D leaders reported resilience as the #1 most important workplace skill in all of the countries surveyed. Resilience is a human resource strength in organizations that can and should be developed. Collective resilience is the team's ability to overcome adversity, and then **adapt and grow together** because of that adversity. Resilient teams are the key to both individual and organizational resilience.


Our unique series of leadership certifications are specifically designed to *empower employees' ability to build and lead resilient teams.*

There is a public demand for relevant certifications in the workforce marketplace (source). Certifications are earned by people to demonstrate knowledge, skills, and abilities. Earning a professional certification can promote economic mobility (source).


2020
2021
2022
Our Program Is In Demand
We've made over $3 Million in revenue since lauching in 2020

With turbulent economic conditions currently affecting so many, companies are recognizing the importance of upskilling. We have experienced this firsthand, having achieved **more than $3M in revenue** since January 2020.

Now, seeking to capitalize on this early growth, RBLP is partnering with colleges, universities, leadership coaches, training companies, and career schools to rapidly scale the delivery of our leadership certification program.

THE SOLUTION

A Certification Solution for Building Resilient Teams™

The Resilience-Building Leader Program is the certification body for the Resilience-Building Leadership Professional™ (RBLP™) series of leadership certifications. Our vision is to create a worldwide community of practice committed to the idea of Building Resilient Teams™.

Our Programs Certify


Front-Line Supervisors
Middle Managers
Senior Leaders

Our three-tiered leadership certification program provides organizations of any size, in any industry, with a holistic and scalable solution for certifying that front-line supervisors, middle managers, and senior leaders demonstrate competency in the leader tasks applicable to Building Resilient Teams™.

Early Bird Perk

Invest within the first two weeks and receive 10% bonus shares.

13 days 21 hours 41 mins 53 secs

$500+
Investment

RBLP Community Perk

Invest $500+ and get access to our upcoming quarterly investor update webinars with live CEO Q&A. Investors at this level will also get a mug from our RBLP swag store.

$1,500+
Investment

RBLP Bronze Level Perk

Invest $1,500+ and get 3% bonus shares + access to our upcoming quarterly investor update webinars with live CEO Q&A. Investors at this level will also get a cap from our RBLP swag store.

$3,500+
Investment

RBLP Silver Level Perk

Invest $3,500+ and get 6% bonus shares + access to our upcoming quarterly investor update webinars with live CEO Q&A. Investors at this level will also get a fleece from our RBLP swag store.

$10,000+
Investment

RBLP Gold Level Perk

Invest $10,000+ and get 9% bonus shares + get access to our upcoming quarterly investor update webinars with live CEO Q&A. Investors at this level will also get a mug, cap, and fleece from our RBLP swag store.

$20,000+
Investment

RBLP Platinum Level Perk

Invest $20,000+ and get 15% bonus shares + get access to our upcoming quarterly investor update webinars with live CEO Q&A. Investors at this level will also get a mug, cap, and fleece from our RBLP swag store.

Typically, most certifications are earned by passing a computerized written exam. We disrupted the certification space by developing oral certification exams because they test leadership knowledge more effectively than written exams. Applicants are required to show competence of factual (what), conceptual (why), and procedural (how) knowledge in each of the competency domains applicable to their level of certification. Our standardized exams are conducted online via video conference.

All exam administrators hold doctoral degrees and have over 20 years of leadership experience. Currently RBLP exams are **available in both English and Spanish**, with French, Portuguese, and Hebrew exams in development.

What Are People Saying About RBLP?

89%

say it will increase their autonomy in the workplace

**The above information and statistics are based on internal research administered by the Resilience-Building Leader Program.*

RBLP exams are primarily funded by corporate education benefits which typically renew annually. Since many employees will look to obtain more than one certification over the course of their career, we position our unique leadership certifications as being complementary to all other management and functional certifications.

Why Do Companies Pay For RBLP Leadership Certifications?

- Prepares people for promotion & more responsibility
- Increased organizational learning capacity
- Increased capacity for teams to solve problems
- Recertification ensure continued leader competence
- Increased job satisfaction & reduced employee turnover
- Access to professional development opportunities
- Teams are better able to overcome challenges
- Increased organizational change capacity
- Higher productivity & quality of work
- Increases particiaption in educational benefits programs

Preparation for our certification exams is provided by our network of Authorized Training Partner (ATP) colleges, universities, leadership coaches, training companies, and career schools. This instructor-led exam prep training mimics the oral exam process, using experiential learning techniques and coaching skills to facilitate reflection and critical thinking about each applicable leader task.



THE MARKET

There is Growing Public Demand for Workplace Certifications & Professional Development Opportunities

An estimated **$177B is spent annually** on workforce education and training (source). As businesses seek to navigate the challenges of today's job market, billions are being invested into companies focused on professional development (source).

The practice of upskilling employees has continued to prove a cost-effective way to increase organizational productivity and effectiveness (source). Even amongst unfavorable conditions accelerated by the pandemic, quality certifications have been shown to promote economic mobility for workers while also increasing the talent pool for employers (source).

To answer this growing demand, colleges, universities, leadership coaches, training companies, and career schools are adding more certification opportunities to their professional and continuing education offerings. Colleges and universities are also finding value in embedding professional certifications into their degree programs (source).


Learnings from the "Great Resignation"
1
Employees know their worth & want to enjoy their workplace
2
Companies need to invest in developing resilient teams to retain employees

RBLP believes we are in the right place, at the right time to succeed within the current market. Our certification program specifically assesses the leader skills and knowledge required to build resilient teams, placing us in a unique and favorable position.


As far as we know, we are the only certification program that assesses the leader skills & knowledge required to build *resilient teams*.

OUR TRACTION

Over $3M in Revenue with a Growing List of Partnerships

Since January 2020, RBLP has conducted **nearly 1800 certification exams** and has achieved **more than $3 million in revenue**.


99% of our certification holders would recommend us to others

We believe our reviews speak for themselves about the program's value. Based on survey responses from our certification holders, **99% of our certification holders would recommend the RBLP leadership certifications to others**.

In November of 2021, we started partnering with colleges and universities to provide exam prep training for our certification exams. With nearly 4,000 higher education institutions in the U.S. alone, this is an exciting opportunity that we intend to pursue aggressively. Visit our website to see which colleges and universities we are partnering with.

We intend to use funds from our capital raise to increase our capacity to partner with colleges, universities, leadership coaches, training companies, and career schools. We also plan to use these funds to increase our marketing and public relations capacities.

We are confident in our ability to hire and retain top talent. We have established a diverse, inclusive, fair, and fun remote work environment with competitive pay and benefits. We offer a 401K retirement plan with generous matching contributions and health insurance to our current nine full-time employees.

WHY INVEST

Creating a Worldwide Community of Practice Committed to the Idea of Building Resilient Teams

Amidst the shift to remote work, the labor shortage, and movements such as the Great Resignation, employees have become far more discerning about the workplaces they commit their time to. Companies are realizing it's more cost-effective to train the talent they already have rather than hiring new employees, and as such, we believe the Resilience-Building Leader Program will be the perfect resource for these organizations.

Join us as we create a worldwide community of practice committed to the idea of Building Resilient Teams™. **Invest in the Resilience-Building Leader Program today.**


Invest in Resilience-Building Leader Program Today.

January 2018

RBLP is founded.

RBLP is founded to fill a critical need for leadership certifications.

January 2018 - June 2019

18 months of R&D

Job-task-analysis, exam development and validation.

June 2019

Exams for sale!

We offer RBLP, RBLP-C, and RBLP-T certification exams for sale to the public. Exam prep training developed.

December 2020

First full FY of sales complete.

We end the year with $829,395 in sales revenue.

July 2021

ATP program established.

We start partnering with leadership coaches, training companies, and career schools to provide training for our certification exams.

November 2021

ATP program expanded.

We start partnering with colleges and universities to provide training for our certification exams.

December 2021

Second full FY of sales complete.

We end the year with $1,732,140 in sales revenue.

July 2022

Launched on StartEngine!

Now YOU can own a part of our company!

In the Press

ACCESSWIRE

ACCESSWIRE

ACCESSWIRE

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Meet Our Team



Dr. Gene Coughlin

Founder/CEO

Dr. Gene Coughlin is the Founder of Resilience-Building Leader Program. As the Chief Executive Officer, he is responsible for establishing and promoting the vision, purpose, mission, and core values of the company. He has dedicated himself to creating a worldwide community of practice committed to the idea of Building Resilient Teams. Before RBLP, Dr. Coughlin held program management positions at multiple Fortune 200 companies and a national nonprofit. He is also a military veteran, having served in the U.S. Marine Corps from 1987-2007. He is a member of the American Association for Adult and Continuing Education (AAACE), the University Professional and Continuing Education Association (UPCEA), and the Institute for Credentialing Excellence (ICE). Dr. Coughlin holds a B.A. in History from American Military University, an M.A. is Military Studies from American Military University, an M.B.A. from National University, and an Ed.D. in Organizational Leadership from Pepperdine University Graduate School of Education.



Mark Saye

Chief Operating Officer

Mark Saye has extensive experience in operations, management, and leading people and organizations. As the Chief Operating Officer, he oversees day-to-day operations, customer support, and strategic planning for future operations. He also designs and implements critical technologies for the company. Before RBLP, Mr. Saye held multiple positions as a government contractor in strategic planning and academic management. He is also a military veteran, having served in the U.S. Marine Corps from 1991-2017. He is a member of the American Association for Adult and Continuing Education (AAACE), the University Professional and Continuing Education Association (UPCEA), and the Institute for Credentialing Excellence (ICE). Mr. Saye holds a B.S. in Management from Park University, an M.B.A. from Boston University, and is currently a Ph.D. student at Pepperdine University Graduate School of Education and Psychology in Global Leadership and Change.



Dr. Gabriella Miramontes

Chief Learning Officer

Dr. Gabriella Miramontes is a passionate human capacity developer, leadership advocate, and project management professional with experience in strategy, leadership development, organizational effectiveness, and portfolio management. As the Chief Learning Officer, she is responsible for the company's exam administration, accreditation, and professional development functions. Prior to RBLP, Dr. Miramontes gained over 20 years of experience working in the non-profit, education consulting arena focusing on assessment management and training development. She is a member of the American Association for Adult and Continuing Education (AAACE), the University Professional and Continuing Education Association (UPCEA), and the Institute for Credentialing Excellence (ICE). Dr. Miramontes holds a B.S. in Management for Pepperdine University's Graziadio Business School, and a M.A. in Educational Technology as well as an Ed.D. in Organizational Leadership from Pepperdine University's Graduate School of Education and Psychology.



Jason Politte

Chief of People and Program Development

Jason Politte is an experienced executive focused on building high-performing teams and organizations. As the Chief of People and Program Development, he executes strategies to create a worldwide community of practice committed to the idea of Building Resilient Teams. In coordination with our Authorized Training Partners, he assists employers with with implementation of our leadership certification program. Prior to RBLP, Mr. Politte held positions as an Adjunct Professor for leadership, senior consultant, and project manager. He is also a military veteran, having served in the U.S. Marine Corps from 1997-2019. He is a member of the American Association for Adult and Continuing Education (AAACE), the University Professional and Continuing Education Association (UPCEA), and the Institute for Credentialing Excellence (ICE). Mr. Politte holds a B.S. in Management and an M.S. in Organizational Performance, both from Bellevue University. He has an Executive Leadership certificate from Cornell University.



Mark Holman

Chief of Partnerships

Mark Holman is a seasoned executive with extensive experience in project, program and operations management. He has led teams ranging from five to thirty-five hundred, for over 35 years. As the Chief of Partnerships, he is responsible for building Authorized Training Partner (ATP) relationships with colleges, universities, leadership coaches, training companies, and career schools. Prior to RBLP, Mr. Holman held multiple leadership positions at a Fortune 200 company. He is also a military veteran, having served in the U.S. Marine Corps from 1983-2010. He is a member of the American Association for Adult and Continuing Education (AAACE), the University Professional and Continuing Education Association (UPCEA), and the Institute for Credentialing Excellence (ICE). Mr. Holman holds a B.S. in Business Administration and Management from George Mason University.

Offering Summary

Company	:	Resilience-Building Leader Program, Inc.
Corporate Address	:	3900 W. Alameda Avenue, Suite 1200, Burbank, CA 91505
Offering Minimum	:	$9,998.56
Offering Maximum	:	$1,069,999.84
Minimum Investment Amount (per investor)	:	$260.00

Terms

Offering Type	:	Equity
Security Name	:	Non-Voting Common Stock
Minimum Number of Shares Offered	:	4,807
Maximum Number of Shares Offered	:	514,423
Price per Share	:	$2.08
Pre-Money Valuation	:	$9,508,068.96

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Certification Holder Perk

As an RBLP, RBLP-C, or RBLP-T certification holder, you are eligible for an additional **10% bonus shares**.

Early Bird Perk

Invest within the first two weeks and receive **10% bonus shares**.

RBLP Community Perk

Invest **$500+** and get access to our upcoming quarterly investor update webinars with live CEO Q&A. Investors at this level will also get a mug from our RBLP swag store.

RBLP Bronze Level Perk

Invest **$1,500+** and get **3% bonus shares** + access to our upcoming quarterly investor update webinars with live CEO Q&A. Investors at this level will also get a cap from our RBLP swag store.

RBLP Silver Level Perk

Invest **$3,500+** and get **6% bonus shares** + access to our upcoming quarterly investor update webinars with live CEO Q&A. Investors at this level will also get a fleece from our RBLP swag store.

RBLP Gold Level Perk

Invest **$10,000+** and get **9% bonus shares** + get access to our upcoming quarterly investor update webinars with live CEO Q&A. Investors at this level will also get a mug, cap, and fleece from our RBLP swag store.

RBLP Platinum Level Perk

Invest **$20,000+** and get **15% bonus shares** + get access to our upcoming quarterly investor update webinars with live CEO Q&A. Investors at this level will also get a mug, cap, and fleece from our RBLP swag store.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

RBLP will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Non-Voting Common Stock at $2.08 / share, you will receive 110 shares Non-Voting Common Stock, meaning you'll own 110 shares for $208. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Certificate Holder Perk in addition to the aforementioned bonus.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.